September 18, 2018

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Brigham Minerals, Inc.
Draft Registration Statement on Form S-1
Submitted July 17, 2018
CIK No. 0001745797

Ladies and Gentlemen:

Set forth below are the responses of Brigham Minerals, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2018, with respect to Draft Registration Statement on Form S-1, CIK No. 0001745797, submitted to the Commission on July 17, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 2, as well as three copies of Submission No. 2 marked to show all changes made since the initial submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Submission No. 2 unless otherwise specified.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

We have not provided, nor have we authorized anyone to provide on our behalf, written communications to potential investors in reliance on Section 5(d) of the Securities Act. Representatives of the underwriters that are participating in our initial public offering confirmed to us that they have not published or distributed any research reports about us in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. We undertake to supplementally provide the Staff with any such materials to the extent such materials are utilized in the future.

Securities and Exchange Commission

September 18, 2018

Summary, page 1

Prospective Undeveloped Horizontal Drilling Locations, page 6

2.

Expand the disclosure here and elsewhere on page 85 relating to your prospective undeveloped horizontal drilling locations to clearly explain or illustrate the mathematical relationship between the number of gross drilling locations, number of DSUs and assumed gross wells per DSU.

RESPONSE:

We have revised the Registration Statement to include disclosure of our gross horizontal undeveloped locations per DSU and total gross horizontal locations, in addition to our prior disclosure of total DSUs, gross horizontal undeveloped locations and total gross horizontal locations per DSU. We respectfully submit that this additional disclosure more clearly illustrates the mathematical relationship between our total DSUs, gross horizontal undeveloped locations, total gross horizontal locations and each of our gross horizontal undeveloped locations per DSU and total gross horizontal locations per DSU. Please see pages 8 and 92.

Risk Factors, page 26

We have little to no control over the timing of future drilling..., page 31

3.

Revise your disclosure to remove any figures based on an aggregation of the individual estimates of proved, probable and possible reserves. If you require further guidance, refer to Question 105.01 in the Compliance and Disclosure Interpretations regarding Oil and Gas Rules, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

RESPONSE:

We have revised the Registration Statement as requested. Please see page 34.

Use of Proceeds, page 55

4.	Please also quantify the net proceeds that you expect to receive if the underwriters exercise in full their option to purchase additional shares from you.

RESPONSE:

We have revised the Registration Statement as requested. Please see pages 22 and 58.

Securities and Exchange Commission

September 18, 2018

Dividend Policy, page 56

5.

Disclosure here (payment of dividends “if any”) and at page 49 regarding the determination “whether” to declare dividends appears to be inconsistent with your assertion at page 19 under the subheading “Dividend policy” where you state that you “expect to pay dividends....” We note also the related disclosure in the risk factor which begins “Brigham Inc. is a holding company” at page 43. Please revise to reconcile the various disclosures.

RESPONSE:

We have revised the Registration Statement as requested. Please see pages 22, 46, 52 and 59.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Quantitative and Qualitative Disclosure About Market Risk, page 74

Capital Requirements and Sources of Liquidity, page 71

6.	Please quantify your anticipated capital expenditure requirements for 2018. Refer to Item 303(a) of Regulation S-K.

RESPONSE:

We advise the Staff that, as a mineral and royalty interest owner, we incur the initial cost to acquire our interests, but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the operators of our interests. As a result, our only capital expenditures are related to our acquisition of additional mineral and royalty interests. We have revised the Registration Statement to include this explanation and to quantify our acquisition capital expenditures for the year ended December 31, 2017 and the six months ended June 30, 2018. Please see page 77.

Commodity Price Risk, page 74

7.

You indicate that your credit agreement allows you to hedge up to 85% of your “reasonably anticipated projected production from proved developed producing reserves.” We note also the disclosure at page 66 regarding results from hedging during the last two fiscal years. Please quantify the percentage of your production that you hedged during those two years.

RESPONSE:

We have revised the Registration Statement as requested. Please see page 80.

Securities and Exchange Commission

September 18, 2018

Business, page 80

Proved, Probable and Possible Reserves, page 89

8.

The discussion of probable and possible reserves refers to the various circumstances identified in the definitions under Rule 4-10(a)(18) and (a)(17) of Regulation S-X, respectively, where such reserves may be assigned. Expand your disclosure to further explain the extent that one or more of the factors you have identified apply to the probable and possible reserves disclosed in the prospectus. Refer to the disclosure requirements pursuant to Item 1202(a)(5) of Regulation S-K.

RESPONSE:

We have revised the Registration Statement as requested. Please see pages 99 and 100.

PUDs, page 93

9.

The disclosure on page 94 relating to a discussion of your proved undeveloped reserves appears to indicate that you limit your proved “developed reserves” to the quantities of oil and gas that are reasonably certain to be recovered in the next five years.” Review and revise your disclosure as may be necessary to be consistent with the context of the discussion.

RESPONSE:

We have corrected the Registration Statement to indicate that we limit our proved “undeveloped reserves” to the quantities of oil and gas that are reasonably certain to be recovered in the next five years. Please see page 103.

10.

The disclosure on page 94 indicates that “we generally do not have evidence of approval of our operators’ development plans, however we use a probabilistic approach to define and allocate locations to proved reserves.” Furthermore, the disclosure in Exhibit 99.2 states “The drill schedules for each basin were completed based on spud and completion rates within each basin. First, undeveloped wells with a registered API number were scheduled, followed by wells waiting on completion. Next, wells were arranged by reserve category, with PDNP properties scheduled first, followed by PUD, PROB and POSS properties. Within each reserve category, wells were ordered by decreasing EUR, with the highest EUR wells scheduled first.”

Provide us with a reasonably detailed explanation of the methodology you use for defining and allocating locations to proved reserves. As part of your explanation, tell us how this methodology and the procedure to schedule undeveloped wells as noted in Exhibit 99.2 meet the requirements for proved reserves and reasonable certainty under Rule 4-10(a)(22) and (a)(24), the requirements for an adopted plan and development schedule and the funding for such activities, e.g. by the operator, under Rule 4-10(a)(31)(ii) and Rule 4-10(a)(26) of Regulation S-X, respectively, and the guidance in C&DI 131.04.

Securities and Exchange Commission

September 18, 2018

RESPONSE:

Background

We advise the Staff that we use deterministic methods to define and allocate locations to proved reserves when we have a high degree of confidence that such locations will be recoverable. We have corrected the Registration Statement to indicate that we use such deterministic methods, rather than probabilistic methods as inadvertently indicated in our initial submission. Please see page 98.

To ensure the integrity, accuracy and timeliness of the data used to calculate the proved reserves relating to our properties, we employ a five-person reservoir engineering staff led by Hamilton W. Hogsett, Vice President Reservoir Engineering. Mr. Hogsett has worked in the industry for nine years, primarily focusing in unconventional resource plays. Most recently, Mr. Hogsett served as a Senior Reservoir Engineer with Antero Resources Corporation working in the Appalachian Basin and was previously with Apache Corporation in the Permian, Anadarko and Gulf Coast regions. The Company also employs a four-person geology staff, led by Vice Presidents of Exploration A. Dax McDavid and Kevin Labbe. Mr. McDavid has worked in the oil and gas industry for 13 years and leads the Company’s Permian and Williston Basin geologic evaluation efforts. Mr. McDavid began his career with Stalker Energy, L.P. working as an exploration geologist before he joined the Company in 2013. Mr. Labbe has worked in the oil and gas industry for 15 years, has been with the Company since 2012 and leads our geologic evaluation efforts in the Anadarko and DJ Basins. Prior to joining the Company, Mr. Labbe worked with Petro Harvester Oil & Gas, LLC and Marion Energy Inc. as a development geologist. With over 50 years of combined experience in the exploration and production industry across various resource plays, our team of engineers and geologists have exhibited the proficiency to efficiently and effectively manage the reserves process.

Our engineering and geology staffs have extensive knowledge of delineating and booking reserves in unconventional shale resource plays, which it has gained and applied through extensive mapping, geo-steering, drilling and completing of horizontal wellbores. A portion of our technical team was previously a subset of the Brigham Resources Operating, LLC (“Brigham Resources”) team, which concurrently oversaw the development of approximately 89,000 net acres in the Southern Delaware Basin of Reeves and Pecos Counties, Texas, prior to the sale of substantially all of Brigham Resources’ assets in February 2017. Our engineering and geology staffs are led by individuals with extensive experience preparing reserve reports for both exploration and production operators and Brigham Minerals.

The engineering and geology staffs at Brigham Minerals apply the same rigorous technical methodologies as traditional exploration and production operators in booking reserves, ensuring that our proved undeveloped wells meet the Commission’s requirements for both “proved reserves” and “reasonable certainty” under Rules 4-10(a)(22) and (a)(24) of Regulation S-X, as well as the requirements for the operators of such wells to have an adequate adopted plan, development schedule and funding for such activities under Rules 4-10(a)(31)(ii) and 4-10(a)(26) of Regulation, S-X, respectively, and the Commission’s guidance articulated in Compliance & Disclosure Interpretation 131.04 (“C&DI 131.04”).

Securities and Exchange Commission

September 18, 2018

Methodology

The deterministic methods that we use to define and allocate locations to proved reserves include analyses of empirical data and decline curve analysis of offset locations within a defined geologic window, which allows us to determine the economic viability of the future development of our locations with a high degree of confidence. Such locations are only allocated to proved reserves when (i) we are able to evaluate direct offset, economic locations, (ii) reserves are reasonably certain to be recovered, (iii) deliverability of oil and gas to market has been realized and (iv) the operators of such locations have demonstrated a proven ability to develop the locations based their historical practice, public statements, investor presentations and other filings and publicly available empirical data, including permitting, rig activity and capital budgeting plans. Our engineering and geology staffs also regularly met with our independent reserve engineers, Cawley, Gillespie & Associates, Inc. (“CG&A”), during the periods covered by our reserve reports to discuss the assumptions and methods used in our proved reserve estimation process. CG&A agreed with our classification of proved reserves, and the reserve reports that were prepared by CG&A as of December 31, 2017 and 2016 and June 30, 2018 are filed as Exhibits 99.1, 99.2 and 99.3 to Submission No. 2, respectively. As described in more detail below, we respectfully submit that this methodology and the related procedures for scheduling undeveloped wells as described in our reserve reports meet the requirements for proved reserves and reasonable certainty under Regulation S-X, including the requirements for an adopted plan and development schedule and the funding for such activities.

Proved Reserves and Reasonable Certainty

Our rigorous methodology ensures that we have a high degree of confidence that the oil and gas reserves we classify as proved will be recovered. All of our assets are located in historic oil and gas producing basins and therefore contain extensive conventional exploration and well data, and all drilling locations modeled in our reserve report, including proved undeveloped locations (“PUDs”), are vetted through extensive base mapping in each basin and reservoir in which they are located, along with detailed analysis of publicly available spud and completion data. As the first step in our methodology, our geology staff analyzes well log data, core data, published academic research papers and any applicable available public data. The team then creates detailed isopach and structural geologic maps through the identification and calculation of parameters such as porosity, permeability and resistivity as it relates to specific hydrocarbon producing geologic horizons. These maps are critical in identifying and delineating the subsurface extents of economically producible hydrocarbon horizons to define the geologic window of each horizon. Once oil and gas bearing reservoirs are identified, they are further delineated by both the operators that are drilling on our acreage, as well as offset drilling activity. When reserves are being assigned to a specific drilling unit, our geologists review directional surveys associated with the wells drilled on our acreage, as well as offset wells to determine the applicable target reservoir. Our reservoir engineers then review relevant production data and forecast an estimated ultimate recovery (“EUR”) for all wells in and around the drilling unit being evaluated. If economic EURs are assigned to a producing well within a specific reservoir, it has been determined that commercially known accumulations have been established with respect to such well.

Securities and Exchange Commission

September 18, 2018

Each PUD that we book is directly offset by commercially producing wells or is located within a drilling unit that is classified as proven based on existing commercially producing wells and confirmed geology. Each drilling unit in which our proved reserves are located is analyzed independently for continuity of geology, reservoir and engineering data based on direct offset locations. From the results of this analysis, our reserves are then classified as proved when determined to be economically producible and reasonably certain to be developed within five years at the individual well level. We believe that we have taken a conservative approach to booking PUDs by utilizing a reasonably certain well density development model that is generally more conservative than current industry activity. This approach ensures that we book a conservative number of PUD locations even in commercially proven areas. We believe these PUD locations have a very high likelihood to be developed by their respective operators, with over 15% of the PUDs reflected in our year-end December 31, 2017 reserve report having already been permitted, spud and/or having commenced production at the time such report was issued in February 2018. Further, we expect actual recoverable reserves to be higher than our reported reserves as improved technology and development strategies within each of the basins in which our reserves are located have historically increased, and are expected to continue increasing, the EURs of our locations.

More specifically, our PUDs meet the requirements of reasonable certainty regarding location, commerciality and intent to drill, as required by Rules 4-10(a)(22) and (24) of Regulation S-X, as indicated by the following factors:

•

For each horizontal drilling location on our acreage that is not otherwise classified as proved developed, a reserve category of “proved undeveloped,” “probable” and “possible” is assigned based upon the proximity of such location to production and geologic control.

•

All of our potential horizontal PUD locations are directly offset by commercially producing wells and are initially categorized as PUDs pending further examination for reserve quantity and expected spud timing to ensure that such locations will be developed within the next five years.

•

At the drilling unit level within a basin, we conduct an analysis to understand the current and expected regional drilling density (i.e., well spacing) of such unit, while always giving effect to the current spacing for PUD locations. For example, if analyzing an offset drilling unit in which the same operator has announced plans to drill eight wells per drilling unit but has only completed four such wells to date, we would restrict our PUD locations to four. Notwithstanding this offset evidence, however, if there were already two producing wells in the drilling unit being analyzed, we would further restrict our PUD locations to two.

Securities and Exchange Commission

September 18, 2018

•

Much of our acreage is located in basins that have progressed to moderate or high maturity with respect to well density and/or development strategies. As a result, a high percentage of our drilling locations would be eligible for PUD status assuming commerciality and timing standards are met. While this initially generates a large number of potential proven drilling locations in the preparation of our reserve reports, we routinely determine not to classify a significant number of such locations as PUDs due to uncertainty regarding the operators’ intent to drill within the next five years. For example, although more than 2,000 potential PUD locations were identified in our reserve evaluation as of June 30, 2018, hundreds of those locations were removed from the proved category to ensure the development of our remaining PUD locations occurred at a reasonably certain drilling pace within the next five years.

Based on the above methodology, we have a high degree of confidence that each of the PUDs that we book will be recovered, satisfying the definitions of “proved reserves” and “reasonable certainty” under Rule 4-10(a) of Regulation S-X.

Adopted Plan, Development Schedule and Funding

In addition to employing the above methodology, which provides reasonable certainty that the oil and gas reserves we classify as proved will be recovered, we analyze a number of statistical and analogue variables to ensure that such locations satisfy the requirements for our operators to have an adequate adopted plan, development schedule and funding for such activities in compliance with Rules 4-10(a)(31)(ii) and 4-10(a)(26) of Regulation S-X, as well as C&DI 131.04.

More specifically, in scheduling our undeveloped locations, we analyze the following factors: (i) basin-specific spud and completion rates, (ii) our historical share of spud locations within a given basin, (iii) permitted locations within a drilling spacing unit with an active drilling rig on location, (iv) permitted locations with active permits within twelve months of the effective date of our reserve reports, (v) well reserve category applied and (vi) gross well reserves. Based upon our analysis of these factors, we then schedule our undeveloped locations using the following assumptions with respect to rate, date and timing:

•

We first determine the overall number of wells expected to be drilled in each basin during the upcoming five-year development window by calculating the trailing six month average number of wells drilled in each respective basin. This total number of wells is held constant during the five-year development window and therefore does not assume any associated rig efficiencies gained over the timeframe. We then determine the proportion of wells expected to be drilled on the Company’s mineral and royalty interests by calculating over the trailing 24-month period the number of wells spud on the Company’s acreage over such period relative to the total number of wells spud in each respective basin, which we internally refer to as our market share of our wells to be drilled. This market share rate is held constant over the five-year window. Finally, we limit the number of wells intended to be drilled on our position each year over the five-year window to our market share of the total number of wells expected to be drilled in each basin.

Securities and Exchange Commission

September 18, 2018

•

We assign the first undeveloped well start date based on the median spud-to-completion time within each basin over a six-month period. For example, if the median spud to completion date for a particular basin was 90 days over such a six-month period, our first undeveloped well start date would be determined to be 90 days after the effective date of the applicable reserve report.

•

Undeveloped wells are assigned in the following order: (i) active permits within drilling spacing units with an active rig on location, (ii) active permits within twelve months of the effective date of the reserve report, (iii) reserve category applied to the well and (iv) gross reserves applied to the well.

Finally, we analyze a number of factors to ensure that our PUDs satisfy the requirement that our operators have an adequate adopted plan and funding with respect to our development schedule. As part of this multi-factor analysis, we analyze on a weekly basis the number of drilling rigs running in each of our operating areas, which allows us to determine where our operators are deploying their assets and capital. We also constantly monitor operators’ public communications, including press releases and investor presentations, which allows us to regularly determine the areas in which our operators are concentrating their resources. Our exposure to different operators is such that approximately 61% of our gross PUDs were operated by only ten different operators as of June 30, 2018. We have working relationships with many of these operators and routinely engage in discussions with them in addition to the aforementioned analysis to support the PUDs that we book. These top ten operators currently have 152 rigs actively running on our acreage and collectively have committed to spending over $17 billion of drilling and completion capital for 2018. Eight of these operators have been given an “Investment Grade” rating by Standard & Poor’s Financial Services LLC.

Conversion Ratio

As of our December 31, 2016 reserve report, we booked 1,748 gross PUD locations with an associated net volume of 8,711 MBoe. As additional support for our position that the above methodology for booking PUDs satisfies the applicable requirements under Regulation S-X, we have summarized the conversion of our PUD locations booked as of our year-end 2016 report at both December 31, 2017 and June 30, 2018:

•

As of December 31, 2017, 273 gross PUD locations, or 16% of our year-end 2016 PUD inventory, had been converted to proved developed. The associated net reserves of 1,551 MBoe from the 273 PUD locations represented 18% of our total PUD reserves volumes.

•

As of June 30, 2018, 361 gross PUD locations, or 21% of our year-end 2016 PUD inventory, had been converted to proved developed. The associated net reserves of 1,911 MBoe from the 361 PUD locations represented 22% of our PUD volumes.

We believe that the conversion statistics shown above support the conservative nature of our PUD reserve estimates, and support our statement that our PUD locations are reasonably certain of both development and recovery.

Securities and Exchange Commission

September 18, 2018

Conclusion

For the reasons set forth above, we believe that our total proved reserves, including our PUD reserves, are reasonably certain to be recovered and therefore properly classified in our reserve reports.

Productive Wells, page 95

11.

Tell us how you considered the requirement to disclose the total number of net productive wells. Refer to the disclosure requirements under Item 1208(a) of Regulation S-K. This comment also applies to your disclosure of net wells under the section “Drilling Results” pursuant to the disclosure requirements under Item 1205(a) of Regulation S-K.

RESPONSE:

We advise the Staff that we do not own any working interests in any wells. Accordingly, we respectfully submit that we do not own any net wells as such term is defined by Item 1208(c)(2) of Regulation S-K, which provides that “[t]he number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres expressed as whole numbers and fractions of whole numbers.” We have revised the Registration Statement to include this explanation. Please see page 104.

Management, page 103

Committees of the Board of Directors, page 105

Audit Committee, page 105

12.	Once known, please update the disclosure in this section to identify the audit committee members and audit committee financial expert.

RESPONSE:

We have revised the Registration Statement to identify the current member and financial expert of our audit committee, and we undertake to update this disclosure to identify additional members of the audit committee once known. Please see page 113.

Executive Compensation, page 106

13.	Please include the information required by Item 402 of Regulation S-K with your next amendment.

RESPONSE:

We undertake to include the information required by Item 402 of Regulation S-K in a subsequent amendment to the Registration Statement.

Securities and Exchange Commission

September 18, 2018

14.

Describe the material terms of any employment agreements or arrangements with your named executive officers and file the individual agreements, if any, as exhibits. For guidance, please refer to Item 601(b)(10)(iii)(A) and Instruction 1 to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We undertake to describe the material terms of any employment agreements or arrangements with our named executive officers and file any such individual agreements as exhibits in a subsequent amendment to the Registration Statement.

Description of Capital Stock, page 122

15.

We note that your description of your capital stock and your charter and bylaws “is qualified in its entirely by reference to the provisions of applicable law....” You may not qualify your disclosure by reference to the “provisions of applicable law” or other information not filed as an exhibit. Please revise your disclosure accordingly.

RESPONSE:

We have revised the Registration Statement as requested. Please see page 131.

Class A Common Stock, page 122

16.

Please revise to identify counsel and attribute to counsel the legal conclusions that all outstanding shares and shares of Class A common stock to be issued upon completion of this offering, are, and will be, “fully paid and non-assessable.”

RESPONSE:

We have revised the Registration Statement as requested. Please see page 131.

Financial Statements, page F-1

17.	You will need to update the historical and pro forma financial statements prior to the effective date of your registration statement to comply with Rule 3-12 and Article 11 of Regulation S-X.

RESPONSE:

We have revised the Registration Statement as requested. Please see pages F-5 through F-18.

Securities and Exchange Commission

September 18, 2018

Note 3 – Oil and Gas Properties, page F-18

18.

Please expand your disclosure regarding the cost of unevaluated properties to include a description of the current status of the significant properties or projects involved, and the anticipated timing of the inclusion of the costs in the amortization computation, to comply with Rule 4-10 (c)(7)(ii) of Regulation S-X.

RESPONSE:

We advise the Staff that we do not have any significant projects in progress or any individually significant properties involved in our cost of unevaluated properties. Accordingly, we respectfully submit that no additional disclosure is required under Rule 4-10(c)(7)(ii) of Regulation S-X.

Oil and Natural Gas Reserves, page F-23

19.

The production figures by individual product type presented for 2016 and 2017 appear to be inconsistent with the comparable figures presented elsewhere on pages 69 and 94, respectively. Review and revise your disclosure as may be necessary to resolve this inconsistency.

RESPONSE:

We have revised the Registration Statement to address this inconsistency. Please see page F-38.

20.

Expand the tabular disclosure of proved reserves to additionally provide the net quantities by individual product type of proved developed and proved undeveloped reserves at the beginning of each of the periods presented, e.g. December 31, 2015. Refer to the disclosure requirements under FASB ASC 932-235-50-4.

RESPONSE:

We have revised the Registration Statement as requested. Please see page F-38.

21.

There appears to be a lack of correlation between the changes in your proved undeveloped reserves due to extensions and discoveries of 4,708 MBoe and revisions of previous estimates of (1,367) MBoe, as disclosed on page 93, and the changes in your total proved reserves due to extensions and discoveries of 3,259 MBoe and revisions of previous estimates of 172 MBoe, as disclosed on page F-23, for the year ended December 31, 2017. Tell us the reason for the apparent inconsistencies in your disclosure.

RESPONSE:

We have revised the Registration Statement to address this inconsistency. Please see pages 102 and F-38.

Securities and Exchange Commission

September 18, 2018

22.

Expand the disclosure relating to the changes in total net proved reserves for each of the periods presented to provide an appropriate narrative explanation for the significant changes relating to each line item entry within your reconciliation, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. Your explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

RESPONSE:

We have revised the Registration Statement as requested. Please see pages F-38 and F-39.

Exhibits

23.

You indicate that your revolving credit facility will remain in place following the offering. Please file the governing credit agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We advise the Staff that our revolving credit facility was terminated in connection with our entry into a new term loan facility on July 27, 2018, which will remain in place following the offering. We have filed the agreement governing such term loan facility as Exhibit 10.4 to the Registration Statement.

Exhibit 99.1, 99.2

24.

The reserves reports do not appear to include all of the information that is required by Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reserves reports to address the following points:

•

State the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC). Refer to the disclosure requirements under Item 1202(a)(8)(i).

•

Present the figures for the average realized prices after adjustments for location and quality differentials such as transportation, quality, gravity and Btu content by product type for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v).

•

Separately present the net quantities, by individual product type, relating to the probable developed and probable undeveloped reserves. Refer to the requirements regarding the optional disclosure of probable reserves under Item 1202(a)(2)(iv) and (v) of Regulation S-K.

•

Separately present the net quantities, by individual product type, relating to the possible developed and probable undeveloped reserves. Refer to the requirements regarding the optional disclosure of probable reserves under Item 1202(a)(2)(vi) and (vii) of Regulation S-K.

Securities and Exchange Commission

September 18, 2018

RESPONSE:

We have filed revised reserves reports addressing the preceding points as Exhibits 99.1 and 99.2 to Submission No. 2.

25.

Tell us the extent that the 497 gross proved developed non-producing wells presented in “Table I-PDNP” are related to drilled but uncompleted wells (“DUCs”). If a material amount of these reserves are related to DUCs, refer to the definition of developed oil and gas reserves under Rule 4-10(a)(6) of Regulation S-X and tell us how you determined the dollar amount of the remaining development costs in support of the classification of such wells as developed.

RESPONSE:

We advise the Staff that none of the 497 gross proved developed non-producing (“PDNP”) wells presented in “Table I-PDNP” of our 2017 reserve report are related to drilled but uncompleted wells. To the best of our knowledge, all of the reported 497 PDNP wells were horizontal wells drilled to total depth and cased and cemented before December 31, 2017, and Brigham Minerals had no debt obligations or capital requirements related to the remaining development costs of any of the 497 PDNP wells as of such date.

We believe that we have taken a conservative approach to booking our PDNP wells, as borne out by the fact that 262 of the 497 PDNP wells presented in our 2017 reserve report were subsequently confirmed to be either producing or shut-in (i.e., awaiting hook-up) as of December 31, 2017. While we believed that it was reasonably certain such well were already stimulated and producing as of December 31, 2017, we nevertheless classified them as PDNP wells rather than proved developed producing wells in our 2017 reserve report, based upon the information available to us at the time our reserve report was prepared. Further, an additional 102 of our PDNP wells as of December 31, 2017 have begun production in the first half of 2018, bringing the total to 364, or 73%, of our 497 PDNP wells as of December 31, 2017 that were online or awaiting hook-up as of June 30, 2018, which is significantly ahead of the completion pace assumed in our 2017 reserve report. We respectfully submit that these results validate our conservative approach with respect to the classification and timing of our PDNP wells.

*    *    *    *    *

Securities and Exchange Commission

September 18, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

BRIGHAM MINERALS, INC.

By:	/s/ Robert M. Roosa
Name:	Robert M. Roosa
Title:	Chief Executive Officer and Director

cc:	Blake Williams, Brigham Minerals, Inc.
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Thomas G. Zentner, Vinson & Elkins L.L.P.